STRUCTURED INVESTMENTS Contingent Minimum Repayment Lock - In Securities TABLE OF CONTENTS S - 1 Introduction S - 3 Risk Factors S - 4 How It Works S - 5 Hypothetical Examples Registration Statement Nos. 333 - 275587; 333 - 275587 - 01 Dated December 12 , 2024 Filed pursuant to Rule 424(b)(2) PROSPECTUS SUPPLEMENT (To Prospectus dated April 12, 2024) MORGAN STANLEY | 2024 S - 1 Investing in the structured investments involves risks not associated with an investment in ordinary debt securities . See “Risk Factors” beginning on page S - 3 and in the relevant preliminary terms or pricing supplement, any accompanying supplement and the accompanying prospectus . The Securities and Exchange Commission and state securities regulators have not approved or disapproved these structured investments, or determined if this prospectus supplement, any accompanying supplement or the accompanying prospectus is truthful or complete . Any representation to the contrary is a criminal offense . These structured investments are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank . All payments are dependent on the issuer’s (and the guarantor’s, if applicable) ability to pay all amounts due . Structured investments are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlier . We, Morgan Stanley and Morgan Stanley Finance LLC, a wholly owned finance subsidiary of Morgan Stanley, may from time to time offer and sell structured investments . The specific terms of any such structured investments that we offer will be included in the applicable pricing supplement . If the terms described in the applicable pricing supplement are inconsistent with those described in this prospectus supplement, the terms described in the applicable pricing supplement will prevail . This is not a research report and was not prepared by the research departments of Morgan Stanley & Co . LLC or Morgan Stanley Smith Barney LLC . It was prepared by Morgan Stanley Wealth Management sales, trading or other nonresearch personnel . Past performance is not necessarily a guide to future performance . Please see additional important risk factors, information and qualifications beginning on page S - 3 and at the end of this prospectus supplement . I ntr od u c ti o n Contingent Minimum Repayment Lock - In Securities can provide growth opportunity with a minimum payment at maturity that can potentially step up. Contingent Minimum Repayment Lock - In Securities offer access to the performance of an underlier with the benefit of partial repayment of principal at maturity. Further, they provide investors with the potential to “lock - in” an increased minimum payment at maturity on periodic observation dates, although investors may still lose a portion of their investment at maturity.

This is not a research report and was not prepared by the research departments of Morgan Stanley & Co. LLC or Morgan Stanley Smith Barney LLC. It was prepared by Morgan Stanley Wealth Management sales, trading or other non - research personnel. Past performance is not necessarily a guide to future performance. Please see additional important risk factors, information and qualifications beginning on page S - 3 and at the end of this prospectus supplement. THE SECURITIES MAY BE APPROPRIATE FOR INVESTORS WHO: • Are focused on partial preservation of capital for medium - to long - term goals • Expect the underlier to have positive performance, but are concerned about the possibility of a sell - off before maturity • Are willing to risk a portion of their principal and forgo any income in exchange for the potential ability to lock - in an increased minimum payment at maturity Investors may not receive their full principal back at maturity and may not benefit from the contingent minimum repayment lock - in feature. Please see “Risk Factors” for more information. Please also see the pricing supplement containing the specific terms of a particular issuance of securities. CONTINGENT MINIMUM REPAYMENT LOCK - IN SECURITIES MORGAN STANLEY | 2024 S - 2

RISKS RELATING TO AN INVESTMENT IN CONTINGENT MINIMUM REPAYMENT LOCK - IN SECURITIES. THE SECURITIES DO NOT PAY INTEREST AND PROVIDE A MINIMUM PAYMENT AT MATURITY OF ONLY A PORTION OF YOUR PRINCIPAL. YOU COULD LOSE A PORTION OF THE STATED PRINCIPAL AMOUNT OF THE SECURITIES. The terms of the securities differ from those of ordinary debt securities in that we will not pay you any interest, and the securities provide a minimum payment at maturity of only a portion of the stated principal amount. Specifically, you will suffer a loss at maturity if either (i) a lock - in event occurs but the minimum payment at maturity remains less than 100% and the final underlier value is less than the initial value; or (ii) no lock - in event occurs and the final underlier value is less than the initial value. EVEN IF A LOCK - IN EVENT OCCURS, INVESTORS MAY NOT RECEIVE THEIR FULL PRINCIPAL BACK AT MATURITY AND MAY NOT BENEFIT FROM THE CONTINGENT MINIMUM REPAYMENT LOCK - IN FEATURE. It is possible for a lock - in event to occur, but for the final lock - in amount to remain less than the stated principal amount per security. In such a case, investors may lose some of their investment in the securities. Additionally, even if a lock - in event occurs, the payment at maturity based on the percentage change in the value of the underlier during the term of the securities may be greater than the increased minimum payment at maturity reflected in the final lock - in amount. In this case, you will not benefit from the contingent minimum repayment lock - in feature. WHETHER A LOCK - IN EVENT OCCURS WILL BE BASED SOLELY ON THE VALUE OF THE UNDERLIER ON THE OBSERVATION DATES. Even if the underlier appreciates prior to an observation date, but then has decreased as of an observation date to less than or equal to the initial value, a lock - in event will not occur and you will not obtain the potential benefit provided by the contingent minimum return lock - in feature. THE POTENTIAL BENEFIT PROVIDED BY THE CONTINGENT MINIMUM REPAYMENT LOCK - IN FEATURE APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY. You should be willing to hold the securities to maturity. If you are able to sell your securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment (and/or relative to the minimum payment at maturity), even if a lock - in event has occurred, as the minimum payment at maturity and the lock - in features apply only at maturity. THE SECURITIES ARE SUBJECT TO OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES. You are dependent on our ability to pay all amounts due on the securities at maturity and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE VALUE OF THE UNDERLIER AT ANY TIMES OTHER THAN THE OBSERVATION DATES AND THE VALUATION DATE. INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING IN THE UNDERLIER. Investing in the securities is not equivalent to investing in the underlier. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlier or its components. Risk Factors An investment in structured investments involves a variety of risks and potential conflicts of interest. The following are some of the material risks and potential conflicts related to structured investments. For further discussion of these and other risks, you should read the section/s entitled “Risk Factors” in the offering documents for the offering. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in any offering. Morgan Stanley Smith Barney LLC (“Morgan Stanley”), its affiliates and Morgan Stanley Financial Advisors or Private Wealth Advisors do not provide tax or legal advice. MORGAN STANLEY | 2024 S - 3 CONTINGENT MINIMUM REPAYMENT LOCK - IN SECURITIES

CONTINGENT MINIMUM REPAYMENT LOCK-IN SECURITIES

How It Works

In addition to providing growth potential, **Contingent Minimum Repayment Lock-In Securities** offer a minimum payment at maturity calculated based on the maximum value of the underlier as observed on specified dates. The securities begin with an initial minimum payment at maturity, which is based on a pre-determined fixed percentage of the principal amount.

On a series of observation dates throughout the term of the security, the security may "lock in" a new increased minimum payment at maturity equal to a fixed percentage (less than 100%) of the appreciated underlier value. At maturity, investors receive the greater of this "locked in" minimum principal repayment or the point-to-point underlier positive performance over the full term of the security.

Contingent Minimum Repayment Lock-In Securities do not guarantee full principal repayment, and an increased minimum payment at maturity may never be locked in.

Upside market exposure with a minimum return of principal at maturity, subject to potential step up over time


Minimum payment at maturity may increase over the term of the security if a lock-in event occurs
+
0
-
Loss/ Profit
Note Payoff
Underline
100
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Loss/ Profit
+

Sample Terms

Underlier	XYZ
Maturity	6 Years
Participation Rate	100%
Maximum Payment at Maturity	Uncapped
Initial Minimum Payment Factor	80%
Observation Frequency	Annual

These hypothetical terms are for illustrative purposes only and terms are subject to change. See the hypothetical examples on the following page.

POTENTIAL BENEFITS

- Partial preservation of capital
- Growth potential
- Ability to lock in higher minimum payment at maturity in certain scenarios

CONSIDERATIONS

- Inclusion of lock-in feature will worsen other terms
- Minimum payment at maturity may never lock in at a higher level
- Potential for only partial repayment of principal

This is not a research report and was not prepared by the research departments of Morgan Stanley & Co. LLC or Morgan Stanley Smith Barney LLC. It was prepared by Morgan Stanley Wealth Management sales, trading or other non-research personnel. Past performance is not necessarily a guide to future performance. Please see additional important risk factors, information and qualifications beginning on page S-3 and at the end of this prospectus supplement.

MORGAN STANLEY | 2024 S-4

Hypothetical Examples The following four examples consider a hypothetical (1) Contingent Minimum Repayment Lock - In Security with an 80% initial minimum payment factor to illustrate how the payment at maturity would be determined depending on performance of the underlier during the term of the security. These examples do not cover every situation that may occur. Multiple Lock - In Events Occur, Increasing The Minimum Payment At Maturity Beyond The Initial Minimum Payment At Maturity . However, The Payment At Maturity Is Based Solely On The Underlier Percent Increase, Because That Is Greater Than A Payment At Maturity Based On The Final Lock - In Amount . Multiple Lock - In Events Occur, Increasing The Minimum Payment At Maturity Beyond The Initial Minimum Payment At Maturity. The Multiple Lock - In Events Occur, Increasing The Minimum Payment At Maturity Beyond The Initial Minimum Payment At Maturity. Although Lock - In Events Occurred, A Portion Of The Investment In The Securities Still Remains At Risk And The Investor Incurs A Loss. The Underlier Does Not Close At Or Above The Initial Level On Any Observation Date, So A Lock - In Event Does Not Occur. The Minimum Payment At Maturity Does Not Increase From The Initial Minimum Payment At Maturity And The Investor Incurs A Loss. 1 2 Underlier Declines Before Maturity, But The Investor Receives The Final Lock - In Amount. 3 4 Final Underlier Value Final Underlier Value Final Underlier Value Final Underlier Value Payment at Maturity Payment at Maturity Payment at Maturity Payment at Maturity 8 0% 8 0% 8 0% 1 0 0% 1 0 0 % Pricing Data Underlier Minimum Payment at Maturity Underlier Minimum Payment at Maturity Underlier Minimum Payment at Maturity Pricing Data Underlier Level (As a % of Initial) Underlier Level (As a % of Initial) Underlier Level (As a % of Initial) Underlier Level (As a % of Initial) 1st Observation 2nd Observation 3rd Observation 4th Observation 1st Observation 2nd Observation 3rd Observation 4th Observation 5th Observation Valuation Data Pricing Data 1st Observation 2nd Observation 3rd Observation 4th Observation 5th Observation Valuation Data Pricing Data 1st Observation 2nd Observation 3rd Observation 4th Observation 5th Observation Valuation Data 5th Observation Valuation Data 9 0% 8 0% 70% 6 0% 100% 100% 1 1 0% 180% 160% 140% 120% 1 0 0% 80% 60% 180% 160% 140% 120% 1 0 0% 80% 60% 130% 120% 110% 1 0 0% 90% 80% 70% 60% 8 8% 8 8% 8 4% 1 1 0% 1 1 0% 9 6% 9 6% 8 8% 7 5% 7 5% 1 2 0% 1 2 0% 1 0 4% 1 0 4% 9 6% Underlier Minimum Payment at Maturity 90% 90% 95% 9 0% 1 0 0% 1 2 0% 1 1 0% 1 05% 1 0 0% 1 3 0% 1 3 0% 1 1 2% 1 1 2% 1 4 0% 1 4 0% 1 2 0% 1 2 0% 1 5 0% 1 5 0% 1 6 0% 8 0% 7 0% 7 0% 1 - Hypothetical examples are illustrative only. 160% (Final Underlier Value as % of Initial Underlier Value) 120% (Final Lock - in Amount) 96% (Final Lock - in Amount) 80% (Final Lock - in Amount) 160% 80% 70% 70% [ .. . ] [ .. . ] [ .. . ] [ .. . ] [ .. . ] [ .. . ] [ .. . ] CONTINGENT MINIMUM REPAYMENT LOCK - IN SECURITIES MORGAN STANLEY | 2024 S - 5

© 2024 Morgan Stanley Smith Barney LLC. Member SIPC. IMPORTANT INFORMATION AND QUALIFICATIONS This prospectus supplement was prepared by sales, trading or other nonresearch personnel of Morgan Stanley Smith Barney LLC (together with its affiliates, “Morgan Stanley Wealth Management”). This prospectus supplement was not produced by a Morgan Stanley & Co. LLC (“Morgan Stanley & Co.”) or Morgan Stanley Wealth Management research analyst, although it may refer to a Morgan Stanley & Co. or Morgan Stanley Wealth Management research analyst or report. Unless otherwise indicated, these views (if any) are the author’s and may differ from those of the aforementioned research departments or others in the firms. An investment in structured investments may not be appropriate for all investors. These investments involve substantial risks. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This prospectus supplement does not provide individually tailored investment advice nor does it offer tax, regulatory, accounting or legal advice. We remind investors that these investments are subject to market risk and will fluctuate in value . The investments discussed or recommended in this prospectus supplement may not be appropriate for investors depending upon their specific investment objectives and financial position . No representation or warranty is made that any returns indicated will be achieved. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be appropriate for your specific circumstances. Hypothetical performance results have inherent limitations. 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